Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, LumiraDx Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of LumiraDx Limited (the Company), effective at the opening of the trading session on April 1, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on October 24, 2023.
On October 31, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
A hearing on the matter was scheduled for January 18, 2024. On January 5, 2024, the Company witdrew its appeal. The Company securities were suspended on January 9, 2024. The Staff determination to delist the Company securities became final on February 20, 2024.